UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLSTATE 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION

2775 SANDERS ROAD, SUITE F-5

NORTHBROOK, ILLINOIS 60062-6127

Allstate 401(k)

Savings Plan

(EIN: 36-3871531 Plan: 001)

Financial Statements as of and for the
Years Ended December 31, 2012 and 2011,

Supplemental Schedule as of
December 31, 2012, and
Report of Independent Registered Public Accounting Firm

ALLSTATE 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2–3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	4–5

Notes to Financial Statements as of and for the Years Ended December 31, 2012 and 2011	6–16

SUPPLEMENTAL SCHEDULE:	17

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2012	18–20

SIGNATURES	21

EXHIBIT INDEX

23 Consent of Independent Registered Public Accountant Firm

NOTE: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Allstate 401(k) Savings Plan
Northbrook, Illinois

We have audited the accompanying statements of net assets available for benefits of the Allstate 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of individual analysis rather than to present the net assets available for benefits and changes in net assets available for benefits to the individual funds.  The supplemental schedule and supplementary information by fund are the responsibility of the Plan’s management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 7, 2013

Member of
Deloitte Touche Tohmatsu Limited

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$	$469,294	$194,401	$663,695
Invesco Advisors Inc. Stable Value Fund	773,312			773,312
Funds managed by State Street Global Advisors (SSgA):
SSgA U.S. Bond Index Non-Lending Series Fund – Class A	464,882			464,882
SSgA S&P 500 Index Non-Lending Series Fund – Class A	786,616			786,616
SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A	282,047			282,047
SSgA Russell Small Cap Index Non-Lending Series Fund – Class A	317,788			317,788
SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A	122,280			122,280
Northern Trust Focus Funds	348,838			348,838
Collective short-term investment fund		4,050	1,066	5,116
Unallocated employer contributions		14,325		14,325

Total investments	3,095,763	487,669	195,467	3,778,899

Receivables:
Dividends and interest	3	1		4
Employer contributions		14,300		14,300
Participant notes receivable	90,656			90,656
Interfund		24,878		24,878

Total receivables	90,659	39,179		129,838

Other assets	633			633

Total assets	3,187,055	526,848	195,467	3,909,370

LIABILITIES

ESOP loan (Notes 1 and 3)			22,467	22,467
Payables:
Other	669	48		717
Interfund		14,403	10,475	24,878

Total liabilities	669	14,451	32,942	48,062

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	3,186,386	512,397	162,525	3,861,308
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(42,163)			(42,163)

NET ASSETS AVAILABLE FOR BENEFITS	$3,144,223	$512,397	$162,525	$3,819,145

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$	$379,683	$139,071	$518,754
Invesco Advisors Inc. Stable Value Fund	783,973			783,973
Funds managed by State Street Global Advisors (SSgA):
SSgA U.S. Bond Index Non-Lending Series Fund – Class A	449,278			449,278
SSgA S&P 500 Index Non-Lending Series Fund – Class A	716,295			716,295
SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A	207,153			207,153
SSgA Russell Small Cap Index Non-Lending Series Fund – Class A	295,725			295,725
SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A	84,395			84,395
Northern Trust Focus Funds	253,078			253,078
Collective short-term investment fund		5,673	5	5,678
Unallocated employer contributions		9,774		9,774

Total investments	2,789,897	395,130	139,076	3,324,103

Receivables:
Dividends and interest	1,817	2,759	1,065	5,641
Participant contributions	4,208	329		4,537
Participant notes receivable	93,014	11		93,025
Other		1,473		1,473
Interfund		6,421		6,421

Total receivables	99,039	10,993	1,065	111,097

Other assets	1,261			1,261

Total assets	2,890,197	406,123	140,141	3,436,461

LIABILITIES

ESOP loan (Notes 1 and 3)			22,467	22,467
Payables:
Other	2,947	5,095		8,042
Interfund			6,421	6,421

Total liabilities	2,947	5,095	28,888	36,930

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	2,887,250	401,028	111,253	3,399,531
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(40,306)			(40,306)

NET ASSETS AVAILABLE FOR BENEFITS	$2,846,944	$401,028	$111,253	$3,359,225

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment income:
Net appreciation in fair value of investments	$270,400	$164,083	$61,752	$496,235
Interest	20,060	8	4	20,072
Dividends		10,914	4,259	15,173

Net investment income	290,460	175,005	66,015	531,480

Interest income on participant notes receivable	3,033			3,033

Contributions:
Participants	159,959	10,356		170,315
Employer–cash matched on participant contributions	(192)	41,155		40,963

Total contributions	159,767	51,511		211,278

Allocation of company shares–shares matched on participant deposits at fair value		9,410	(9,410)

Total additions	453,260	235,926	56,605	745,791

DEDUCTIONS

Benefits paid to participants	240,962	39,649		280,611
Interest expense			1,775	1,775
Administrative expense	3,206	276	3	3,485

Total deductions	244,168	39,925	1,778	285,871

NET INCREASE	209,092	196,001	54,827	459,920

INTERFUND TRANSFERS	88,187	(84,632)	(3,555)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,846,944	401,028	111,253	3,359,225

End of year	$3,144,223	$512,397	$162,525	$3,819,145

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment income (loss):
Net depreciation in fair value of investments	$(9,162)	$(60,786)	$(22,680)	$(92,628)
Interest	25,645	17	4	25,666
Dividends		11,894	4,262	16,156

Net investment income (loss)	16,483	(48,875)	(18,414)	(50,806)

Interest income on participant notes receivable	3,233			3,233

Contributions:
Participants	155,073	12,938		168,011
Employer–cash matched on participant contributions	119	29,381	5,250	34,750

Total contributions	155,192	42,319	5,250	202,761

Allocation of company shares–shares matched on participant deposits at fair value		6,421	(6,421)

Total additions (reductions)	174,908	(135)	(19,585)	155,188

DEDUCTIONS

Benefits paid to participants	291,730	46,269		337,999
Interest expense			1,775	1,775
Administrative expense	4,064	511	3	4,578

Total deductions	295,794	46,780	1,778	344,352

NET DECREASE	(120,886)	(46,915)	(21,363)	(189,164)

INTERFUND TRANSFERS	106,620	(98,880)	(7,740)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,861,210	546,823	140,356	3,548,389

End of year	$2,846,944	$401,028	$111,253	$3,359,225

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.                    DESCRIPTION OF PLAN

The following description of the Allstate 401(k) Savings Plan (the “Plan”), sponsored by The Allstate Corporation (the “Company”), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General—Full-time and regular part-time employees of subsidiaries of the Company, with the exception of those employed by the Company’s international subsidiaries, Kennett Capital, Inc., Esurance Insurance Services, Inc., Answer Financial, Inc., and Sterling Collision Centers, Inc. are eligible to participate in the Plan. There is no waiting period to enroll in the plan, provided employees are at least 18 years old.

The Plan is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”). The stock bonus portion of the Plan includes a leveraged and a nonleveraged employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Plan is administered by the Administrative Committee. Investment transactions are authorized by the Plan’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the 401(k) Committee. The 401(k) Committee is comprised of various Allstate Insurance Company officers as described in the Plan.

Trustee of the Plan—The Northern Trust Company holds Plan assets as trustee under the Allstate 401(k) Savings Plan Trust.

Contributions—Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax and after-tax contributions, subject to Internal Revenue Code limitations. All eligible employees hired or rehired are automatically enrolled in the Plan at a 5% pre-tax contribution rate, unless the participant declines enrollment or changes the contribution rate within the first 45 days of eligibility. Participants age 50 or older have the option to make additional pre-tax contributions (“Catch-Up” contributions). Employees may also roll over pre-tax amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company match is 40% of the first 5% of eligible compensation that a participant contributes on a pre-tax basis to the Plan, and at the Company’s discretion, up to an additional 40% of the first 5% of eligible compensation. The variable portion of the Company match is tied to improvement in the Company’s position on the Customer Loyalty Index, Allstate’s internal metric that gauges customer sentiment on three key drivers of loyalty: overall satisfaction, likelihood to renew, and likelihood to recommend Allstate to others. All employer contributions are invested in the Allstate Stock Fund. However, participants can transfer all or part of their Company contributions to any investment option within the Plan at any time, subject to certain limited trading restrictions. Eligible participants in the Plan received a company match of 74% of eligible pre-tax contributions, up to the first 5% of their eligible pre-tax compensation for the year ended December 31, 2012.  Eligible participants received a company match of 40% of eligible pre-tax contributions for the year ended December 31, 2011.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and investment earnings and losses, and is charged with an allocation of administrative expenses. Accounts may increase by rollovers and decrease by rollovers and withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants hired prior to March 1, 2009 were immediately vested in their contributions and the Company’s contributions plus earnings thereon. Employees hired on or after March 1, 2009 are immediately vested in their contributions and will fully vest in the Company’s contributions after three years of vesting service.

Investment Options—Upon enrollment in the Plan, a participant may direct employee contributions to any or all of the current investment options as listed below.  If a participant does not make an investment election, employee contributions will be invested in the Target Retirement Date Fund that corresponds with the participant’s birth date and assumes a retirement date at age 65.  Participants may change their investment elections at any time without redemption restrictions. The funds transact with the participants at net asset value on a daily basis.

Allstate Stock Fund (The Allstate Corporation common stock) — The Allstate Stock Fund is a unitized fund that invests in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Stable Value Fund (Invesco Advisors, Inc. Stable Value Fund) — The fund, managed by Invesco Advisors, Inc. (“Invesco”), a registered investment advisor, is an actively managed portfolio that includes a number of investment contracts issued by a diversified group of insurance companies, banks, and other financial institutions, each backed by one or more diversified bond portfolios.

Bond Fund (SSgA U.S. Bond Index Non-Lending Series Fund - Class A) — The fund, managed by State Street Global Advisors (“SSgA”), a registered investment company, invests in the U.S. Bond Index Non-Lending Series Fund - Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.  The Barclays Capital U.S. Aggregate Bond Index is an index representative of well-diversified exposure to the overall U.S. bond market.

S&P 500 Fund (SSgA S&P 500 ® Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the S&P 500 ® Index Non-Lending Series Fund – Class A, which is a collective fund whose objective it is to approximate as closely as practicable, before expenses, the performance of the Standard & Poor’s 500® Index over the long term.  The Standard & Poor’s 500® Index consists of large capitalization stocks across over 24 industry groups and 500 stocks chosen for market size, liquidity and industry group representation.

International Equity Fund (SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in a portfolio whose objective is to approximate as closely as practicable, before expenses, the performance of the Morgan Stanley Capital International All Country World Index Ex-U.S. over the long term.  The Morgan Stanley Capital International All Country World Index Ex-U.S. is a float-adjusted market capitalization weighted index that is designed to measure the combined equity market performance of developed and emerging market countries, excluding the U.S.

Russell 2000 Fund (SSgA Russell Small Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the Russell Small Cap Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Russell 2000® Index over the long term.  The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe.

Mid Cap Fund (SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the S&P Mid Cap Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the S&P Mid Cap 400TM Index over the long term.  The S&P Mid Cap 400TM Index is a cap-weighted index that measures the performance of the mid-range sector of the U.S. stock market.

Target Retirement Date Funds (Northern Trust Focus Funds) — The Target Retirement Date Funds invest in the Northern Trust Focus Funds, a series of target retirement date collective trust funds for qualified plans managed by Northern Trust Global Investments. There are 11 different Target Retirement Date Funds ranging from 2010 – 2055, in five-year increments, and an Income Fund. Target Retirement Date Funds are dynamic asset allocation investment options. The asset allocation of each Target Retirement Date Fund (except for the Income Fund) gradually changes over time according to a targeted retirement year, assuming a retirement age of 65, until the Fund eventually merges with the Income Fund. The funds invests in a broadly diversified portfolio of primarily passive investment funds comprised of U.S. and international stocks, securities that act as a hedge against inflation, U.S. bonds and U.S. Government cash reserves.

Balanced Fund (SSgA Allstate Balanced Fund) — The Balanced Fund was no longer offered as an investment after March 2011.  The fund, managed by SSgA, had approximately one half of its assets in the S&P 500 ® Flagship Non-Lending Fund and approximately one half of its assets in the U.S. Aggregate Bond Index Non-Lending Fund, which are collective funds that invest in a diversified portfolio of stocks and debt securities.

Participant Notes Receivable—Participants may borrow from their account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their account value, (ii) 100% of their pre-tax, after-tax, and rollover account balances, or (iii) $50,000. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the loan fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate in effect as of the last day of the previous calendar quarter prior to the issuance of the loan and fixed for the duration of the loan. Principal and interest are paid by participants ratably through payroll deductions.

Employee Stock Ownership Plan—The Company has a leveraged ESOP. The ESOP loan bears interest at 7.9%. The borrowing is to be repaid through the year 2019 or earlier, if the Company elects to make additional contributions for principal prepayments on the ESOP Loan. As the Plan makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible participants’ accounts in accordance with applicable regulations under the Code. The Company has made principal prepayments to fund Company contributions.

ESOP shares not yet allocated to participants are held in a suspense account, and none of these shares serve as collateral. ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits—Upon termination of service, a participant is entitled to a complete withdrawal of his or her vested account balance. Partial withdrawals are also permitted under the Plan subject to restrictions.

Forfeited Accounts — As of December 31, 2012 and 2011, forfeited nonvested accounts totaled $417,599 and $155,808, respectively, and are reported in other assets. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2012, employer contributions were reduced by $540,000 due to forfeited nonvested accounts.  During the year ended December 31, 2011, employer contributions were not reduced by the forfeited nonvested accounts.

2.                    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various types of investments, including institutional index funds, a stable value fund and common stock. These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in creditworthiness, equity prices and interest rates. It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Plan investments are stated at fair value. Shares of institutional index funds are valued at prices that represent the net asset value of shares held by the Plan at year-end and the fair value of the underlying investments. Common stock held in the Allstate Stock Fund is valued using market price. The Stable Value Fund is stated at fair value and then adjusted to contract value as the investment contracts are fully benefit-responsive.

The Statements of Net Assets Available for Benefits present investment contracts at fair value, with an additional line item showing adjustments of the fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date plus one basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Unallocated Employer Contributions—Employer contributions transferred to the Plan as of year end, but not yet allocated to Plan participant accounts. All employer contributions are invested in the Allstate Stock Fund and are stated at fair value.

Benefits Paid to Participants and Participant Notes Receivable—Benefits paid to participants and participant notes receivable are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid as of year end are included in other assets on the Statements of Net Assets Available for Benefits. Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.

Adopted Accounting Standard—In May 2011, the Financial Accounting Standards Board issued guidance that clarifies the application of existing fair value measurement and disclosure requirements and amends certain fair value measurement principles, requirements and disclosures. Changes were made to improve consistency in global application. The guidance is to be applied prospectively for reporting periods beginning after December 15, 2011.  The adoption of this guidance as of January 1, 2012 had no impact on the Plan’s results of operations or financial position.

3.                    ESOP LOAN

The ESOP Loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9%. There are no principal payments required on the loan during the next five years.

The following table presents additional information, as of December 31, 2012 and 2011, for the Plan’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares Unallocated:

($ in thousands)	2012		2011
		ESOP		ESOP
	Allstate	Company	Allstate	Company
	Stock	Shares	Stock	Shares
	Fund	Unallocated	Fund	Unallocated

Number of shares	12,039,304	4,839,467	14,208,577	5,073,731

Cost	$330,455	$34,482	$376,537	$36,151

Fair value	$483,619	$194,401	$389,457	$139,071

The estimated fair value of the ESOP loan as of December 31, 2012 and 2011, was $25,479,073 and $24,925,032, respectively, determined using discounted cash flow calculations based on current interest rates for instruments with comparable terms and considering the Plan’s own credit risk.

4.                    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would be 100% vested in their accounts.

5.                    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated June 25, 2008, that the Plan and related trust were designed in accordance with applicable sections of the Code. The plan document has been amended and restated since receiving the determination letter. The Plan’s management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements, and there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Internal Revenue Service is not currently examining the Plan. The statute of limitations has expired and the Plan is not subject to income tax examinations for years prior to 2009.

A filing for an updated Plan determination letter was submitted to the Internal Revenue Service in December 2011.

6.                    INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2012 and 2011, were as follows:

($ in thousands)	2012	2011

The Allstate Corporation common stock *	$483,619	$389,457
ESOP Company Shares Unallocated	194,401	139,071
SSgA U.S. Bond Index NL Series Fund – Class A	464,882	449,278
SSgA S&P 500 Index NL Series Fund – Class A	786,616	716,295
SSgA Global Equity ex U.S. Index NL Series Fund - Class A	282,047	207,153
SSgA Russell Small Cap Index NL Series Fund – Class A	317,788	295,725

* Employer contributions are made directly to the Allstate Stock Fund; Participants may redirect funds immediately.

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

($ in thousands)	2012	2011

The Allstate Corporation common stock	$164,083	$(60,786)
ESOP Company Shares Unallocated	61,752	(22,680)
SSgA U.S. Bond Index NL Series Fund – Class A	18,474	30,757
SSgA Allstate Balanced Fund	-	13,057
SSgA S&P 500 Index NL Series Fund – Class A	112,947	8,525
SSgA Global Equity ex U.S. Index NL Series Fund - Class A	39,876	(34,448)
SSgA Russell Small Cap Index NL Series Fund – Class A	47,080	(14,711)
SSgA S&P Mid Cap Index Series Fund – Class A	16,401	(7,297)
Northern Trust Focus Funds	35,622	(5,045)

Total net appreciation (depreciation) in fair value of investments	$496,235	$(92,628)

The Stable Value Fund holdings include investment contracts called synthetic guaranteed investment contracts comprised of investments in the common collective trusts plus a wrapper contract. The wrapper contract is issued by a financial institution and the contract guarantees to provide a specific interest rate to be credited to the contract plus provide for participant liquidity at contract value in certain situations.

The Stable Value Fund’s wrapper contracts are benefit-responsive and are thus eligible for contract-value reporting. Funds may be withdrawn pro-rata from all the Stable Value Fund’s investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other investment options pursuant to the terms of the Plan after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.

The wrapper contracts wrap underlying assets which are held in the trust and owned by the Stable Value Fund. The underlying assets are comprised of common collective trusts which may include a variety of high quality fixed income investments selected by the fund manager consistent with the Stable Value Fund’s investment guidelines. High quality, as defined by the Stable Value Fund’s investment guidelines, means the average credit quality of all of the investments backing the Stable Value Fund contracts is AA/Aa or better as measured by Standard & Poor’s or Moody’s credit rating services. The investments in the common collective trusts are used to generate the investment returns that are utilized to provide for interest rates credited through the wrapper contracts.

The wrapper contracts are benefit-responsive in that they provide that participants may execute transactions from the Stable Value Fund according to Plan provisions at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals. The interest rates in wrapper contracts are reset monthly, based on market rates of other similar investments, the current yield of the underlying investments, the spread between the market value and contract value of the investments held by the contract, and the financial duration of the contract investments. All contracts have a minimum crediting rate of 0%. Certain events, such as plan termination, or a plan merger initiated by the plan sponsor, or changes to Plan provisions not approved by the issuers of the Stable Value Fund’s wrapper contracts, may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. Plan Management does not believe that any events that may limit the ability of the Stable Value Fund to transact at contract value are probable.

Changes in market interest rates affect the yield to maturity and the market value of the investments in the common collective trusts, and thus can have a material impact on the interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the investments in the common collective trusts, which also may affect future interest crediting rates. If market interest rates rise and fair values of investments in the common collective trusts fall, the fair value may be less than the corresponding contract value. This shortfall in fair value will be reflected in future crediting rates by amortizing the effect into the future through an adjustment to interest crediting rates of the wrapper contracts. Similarly, if market interest rates fall and fair values of investments in the common collective trusts rise, the fair values of investments held by the wrapper contract may be greater than the corresponding contract value. This excess in fair value will also be reflected in future crediting rates through an amortization process similar to that when there is a fair value shortfall.

	2012	2011
Average yields:
Based on annualized earnings (1)	0.875%	1.357%
Based on interest rate credited to participants (2)	2.429%	2.871%

(1)      Computed by dividing the annualized one-day actual earnings of the investments on the last day of the plan year by the fair value of the investments on the same date.

(2)      Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

For purposes of calculating the interest crediting rate, fair value is equal to the market value of the investments in the common collective trusts. The crediting interest rates ranged from 2.03% to 3.55% as of December 31, 2012 and 2.88% to 3.72% as of December 31, 2011.

There are no reserves against contract value credit risk of the contract issuer or otherwise. The crediting interest rate is based on current market yields, adjusted upward/downward to amortize differences between book and market values of the underlying investments. All contracts have a minimum crediting rate of 0%. The crediting interest rates are reset monthly. The average yield is a weighted average of assets held on the last day of the year. The average yield based on book value as of December 31, 2012 was 2.70%. The average yield based on book value as of December 31, 2011 was 3.34%.

Investment management fees, recordkeeping fees, and trustee fees along with other administrative expenses charged to the Plan for investments in each of the Plan’s investment options are deducted from income earned on a daily basis and are not separately reflected. Consequently, fees and expenses are reflected as a reduction of investment return for such investments.

7.                    FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Net Assets Available for Benefits at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1:     Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan can access.

Level 2:     Assets and liabilities whose values are based on the following:

(a)                        Quoted prices for similar assets or liabilities in active markets;

(b)       Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c)                       Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3:     Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Plan’s estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Plan in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

In determining fair value, the Plan principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Plan uses the income approach which involves determining fair values from discounted cash flow methodologies and the cost approach which is based on replacement costs.

Summary of significant valuation techniques for assets and liabilities measured at fair value on a recurring basis

Level 1 measurements

The Allstate Corporation Common Stock: The Company’s common stock is actively traded in the New York Stock Exchange and is valued based on unadjusted quoted prices.

Level 2 measurements

SSgA U.S. Bond Index Non-Lending Series Fund – Class A, SSgA S&P 500 Index Non-Lending Series Fund – Class A, SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A, SSgA Russell Small Cap Index Non-Lending Series Fund – Class A, SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A, Northern Trust Focus Funds: Comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are primarily derived based on the fair values of the underlying investments in the fund, some of which are not actively traded.

Collective Short-Term Investment Fund: Comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded. A portion of the Collective Short-Term Investment Fund is deemed part of the Stable Value Fund.

Invesco Advisors, Inc. Stable Value Fund Common Collective Trusts: A component of the Stable Value Fund which comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded.

Level 3 measurements

Invesco Advisors, Inc. Stable Value Fund Wrappers: A component of the Stable Value Fund which comprise various wrappers that are valued based on a discounted cash flow methodology that is widely accepted. The discounted cash flow methodology uses inputs such as the change in replacement costs for the wrappers obtained from the wrapper providers which are unobservable, and a discount rate (which includes swap yields, duration, and a credit rating adjustment for the wrapper providers).

The following table summarizes the Plan’s assets measured at fair value on a recurring and non-recurring basis as of December 31, 2012:

($ in thousands)	Level 1	Level 2	Level 3	Total

Assets
The Allstate Corporation Common Stock	$678,020	$	$	$678,020
Invesco Advisors, Inc. Stable Value Fund		773,126	186	773,312
SSgA U.S. Bond Index NL Series Fund – Class A		464,882		464,882
SSgA S&P 500 Index NL Series Fund – Class A		786,616		786,616
SSgA Global Equity ex U.S. Index NL Series Fund – Class A		282,047		282,047
SSgA Russell Small Cap Index NL Series Fund – Class A		317,788		317,788
SSgA S&P Mid Cap Index NL Series Fund – Class A		122,280		122,280
Northern Trust Focus Funds		348,838		348,838
Collective short-term investment fund		5,116		5,116
Total assets at fair value	$678,020	$3,100,693	$186	$3,778,899
% of total assets at fair value	17.9%	82.1%	--	100.0%

The following table summarizes the Plan’s assets measured at fair value on a recurring and non-recurring basis as of December 31, 2011:

($ in thousands)	Level 1	Level 2	Level 3	Total

Assets
The Allstate Corporation Common Stock	$528,528	$	$	$528,528
Invesco Advisors, Inc. Stable Value Fund		782,945	1,028	783,973
SSgA U.S. Bond Index NL Series Fund – Class A		449,278		449,278
SSgA S&P 500 Index NL Series Fund – Class A		716,295		716,295
SSgA Global Equity ex U.S. Index NL Series Fund – Class A		207,153		207,153
SSgA Russell Small Cap Index NL Series Fund – Class A		295,725		295,725
SSgA S&P Mid Cap Index NL Series Fund – Class A		84,395		84,395
Northern Trust Focus Funds		253,078		253,078
Collective short-term investment fund		5,678		5,678
Total assets at fair value	$528,528	$2,794,547	$1,028	$3,324,103
% of total assets at fair value	15.9%	84.1%	--	100.0%

The following table presents the rollforward of Level 3 assets held at fair value on a recurring basis during the year ended December 31, 2012.

($ in thousands)	Balance as of December 31, 2011	Net appreciation (depreciation) of investments included in the Statement of Changes of Net Assets Available for Benefits	Purchases, sales, issuances and settlements	Net transfers into Level 3	Net transfers out of Level 3	Balance as of December 31, 2012

Invesco Advisors Inc.
Stable Value Fund Wrapper	$1,028	$(842)	$-	$-	$-	$186
Total recurring Level 3	$1,028	$(842)	$-	$-	$-	$186

The following table presents the rollforward of Level 3 assets held at fair value on a recurring basis during the year ended December 31, 2011.

($ in thousands)	Balance as of December 31, 2010	Net appreciation (depreciation) of investments included in the Statement of Changes of Net Assets Available for Benefits	Purchases, sales, issuances and settlements	Net transfers into Level 3	Net transfers out of Level 3	Balance as of December 31, 2011

Invesco Advisors Inc.
Stable Value Fund Wrapper	$432	$596	$-	$-	$-	$1,028
Total recurring Level 3	$432	$596	$-	$-	$-	$1,028

Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table. There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during 2012 or 2011.

Net appreciation (depreciation) of investments included in the Statement of Change of Net Assets Available for Benefits relate to investments still held as of December 31, 2012 and 2011.

8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

($ in thousands)	2012	2011

Net assets available for benefits per the financial statements	$3,819,145	$3,359,225
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	42,163	40,306
Net assets available for benefits per the Form 5500	$3,861,308	$3,399,531

The following is a reconciliation of net investment income per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011:

($ in thousands)	2012	2011

Total net investment income per the financial statements	$531,480	$(50,806)
Interest income on participant notes receivable	3,033	3,233
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,857	6,574
Total net investment income per the Form 5500	$536,370	$(40,999)

9.                    RELATED-PARTY TRANSACTIONS

The Plan invests in The Northern Trust Collective Short Term Investment Fund and the Northern Trust Focus Funds, which are collective investment funds managed by Northern Trust Global Investments, the investment advisor division of The Northern Trust Company, the trustee of the Plan. The Plan is not charged directly for investment management services associated with The Northern Trust Collective Short Term Investment Fund. Fees paid by the Plan for investment management services associated with the Northern Trust Focus Funds were included as a reduction of the return earned on each fund. The Plan also invests in the common stock of The Allstate Corporation, the Plan’s sponsor, as referenced in the Statements of Net Assets Available for Benefits.

******

SUPPLEMENTAL SCHEDULE

ALLSTATE 401(k) SAVINGS PLAN

36-3871531  Plan: 001

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	16,878,771 shares	$364,936,861	$678,020,231

	Invesco Advisors Stable Value Fund:

*	The Northern Trust Collective Short Term	37,241,929 shares	37,241,929	37,241,929
	Investment Fund No. 22-19589

	IGT MxMgr A+ Int G/C Common Collective Trust	76,110,496 shares	93,985,923	120,080,367
	ING Life & Annuity Wrapper	ING Life & Annuity No. 60256

	IGT Invesco Short Term Bond Common Collective Trust	16,117,137 shares	25,104,681	25,438,854
	ING Life & Annuity Wrapper	ING Life & Annuity No. 60256-B

	IGT ING Short Duration Common Collective Trust	24,212,008 shares	25,104,657	25,379,923
	ING Life & Annuity Wrapper	ING Life & Annuity No. 60256-C

	IGT BlkRK A+ Core Common Collective Trust	7,882,740 shares	12,340,701	12,468,785
	IGT GS Core A Common Collective Trust	8,448,233 shares	12,257,265	12,478,116
	IGT Invesco A+ Core Common Collective Trust	7,635,572 shares	12,287,302	12,484,535
	IGT Invesco Short Term Bond Common Collective Trust	51,571,878 shares	80,503,555	81,399,660
	IGT PIMCO A+ Core Common Collective Trust	7,422,376 shares	12,273,500	12,500,245
	Monumental Wrapper	Monumental No. MDA-00714TR		186,037

	IGT Invesco Short Term Bond Common Collective Trust	69,985,524 shares	87,707,400	110,463,261
	Pacific Life Insurance Wrapper	Pacific Life Insurance No. G-26930.01.0001

	IGT MxMgr A+ Core Common Collective Trust	30,114,792 shares	36,380,710	47,809,672
	Pacific Life Insurance Wrapper	Pacific Life Insurance No. G-26930.02.001

	IGT Invesco A+ Core Common Collective Trust	5,314,594 shares	8,552,311	8,689,622
	IGT Invesco Short Term Bond Common Collective Trust	69,879,750 shares	109,081,820	110,296,311
	IGT Jennison A+ Int G/C Common Collective Trust	22,149,501 shares	36,033,302	36,455,598
	IGT PIMCO A+ Core Common Collective Trust	5,166,200 shares	8,542,693	8,700,553
	Prudential Insurance Company Wrapper	Prudential Insurance Company No. GA-62294

	IGT BlkRK A+ Int G/C Common Collective Trust	24,190,007 shares	34,694,719	37,038,286
	IGT Invesco A+ Int G/C Common Collective Trust	19,952,007 shares	34,561,379	37,095,509
	IGT PIMCO A+ Int G/C Common Collective Trust	15,195,442 shares	34,704,397	37,104,641
	State Street Bank Wrapper	State Street Bank No. 105027
				(Continued)

ALLSTATE 401(k) SAVINGS PLAN

36-3871531  Plan: 001

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

	State Street Global Advisors (SSgA):

	SSgA U.S. Bond Index Non-Lending Series Fund - Class A	37,030,606 shares	$420,349,954	$464,882,224

	SSgA S&P 500 Index Non-Lending Series Fund - Class A	31,345,502 shares	627,736,164	786,615,380

	SSgA Global Equity ex U.S. Index Non-Lending Series Fund - Class A	20,534,883 shares	270,137,859	282,046,624

	SSgA Russell Small Cap Index Non-Lending Series Fund - Class A	12,096,087 shares	257,374,042	317,788,407

	SSgA S&P Mid Cap Index Non-Lending Series Fund - Class A	3,122,425 shares	111,507,536	122,280,401

				(Continued)

ALLSTATE 401(k) SAVINGS PLAN

36-3871531  Plan: 001

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

	Northern Trust Global Investments (NTGI):

*	The Northern Trust Collective Short Term	5,116,198 shares	$5,116,198	$5,116,198
	Investment Fund No. 22-44460 and No. 22-41639

	Northern Trust Focus Income Fund	56,638 shares	6,260,944	6,470,957

	Northern Trust Focus 2010 Fund	149,457 shares	16,033,059	16,939,567

	Northern Trust Focus 2015 Fund	654,982 shares	67,815,492	74,003,794

	Northern Trust Focus 2020 Fund	761,817 shares	78,968,256	85,670,890

	Northern Trust Focus 2025 Fund	613,171 shares	63,322,673	68,629,782

	Northern Trust Focus 2030 Fund	373,811 shares	38,447,162	41,687,042

	Northern Trust Focus 2035 Fund	213,257 shares	21,898,444	23,652,158

	Northern Trust Focus 2040 Fund	134,096 shares	13,706,653	14,868,139

	Northern Trust Focus 2045 Fund	73,957 shares	7,594,686	8,207,329

	Northern Trust Focus 2050 Fund	42,607 shares	4,373,291	4,728,927

	Northern Trust Focus 2055 Fund	35,836 shares	3,705,629	3,978,971

		Rates of interest from 3.25% to
*	Participant loans	9.50% maturing through 2027	90,656,230	90,656,230

	Total		$3,171,299,377	$3,869,555,155

*	Permitted party in interest.			(Concluded)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLSTATE 401(k) SAVINGS PLAN

	By	/s/ John O’Malley
John O’Malley
Plan Administrator

Date: June 7, 2013